Veeva Systems Inc.
4280 Hacienda Dr.
Pleasanton, CA 94588

August 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Anastasia Kaluzienski
Robert Littlepage

RE:     Veeva Systems Inc.
Form 10-K for the Fiscal Year Ended January 31, 2024
Filed March 25, 2024
File No. 001-36121

Dear Ms. Kaluzienski and Mr. Littlepage:

Veeva Systems Inc. (“we” or the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 25, 2024, relating to the Company’s Form 10-K for the fiscal year ended January 31, 2024 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the Period Ended January 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 41

1.Please expand your discussion to fully describe and analyze the underlying business reasons for material changes in revenues. Please discuss and quantify the effects of changes in both price and volume on revenues, where appropriate. For example, please explain why subscription services revenues attributable to R&D Solutions and Commercial Solutions increased $119 million and $50 million, respectively, in the year ended January 31, 2024. In addition, while applicable please describe the change in the timing of revenue recognition resulting from the addition of termination for convenience rights in your master subscription agreements beginning February 1, 2023 and quantify the impact on revenue recognition. Refer to Item 303(b) of Regulation S-K.

We acknowledge the Staff’s comment and will provide additional qualitative disclosure of the underlying business reasons for material changes to subscription services revenue in future filings beginning with our next quarterly report on Form 10-Q, including, to the extent relevant, the effects of changes in price and volume on revenues. For the fiscal year ended January 31, 2024 (“FY24”), the $119 million increase in subscription services revenue attributable to R&D Solutions was primarily due to expanding use of Veeva Development Cloud products by both new and existing customers. The $50 million increase in subscription services revenues attributable to Commercial Solutions in FY24 was primarily due to expanding use of our Veeva Commercial Cloud and Veeva Data Cloud products by both new and existing customers.

We further respectfully advise the Staff that the addition of termination for convenience rights (“TFC”) in some of our master subscription agreements changed the timing of revenue recognition for certain multi-year orders governed by such master subscription agreements, as described in the Form 10-K. Before the addition of TFC, such multi-year orders, most of which had escalating fees, were non-cancellable, and the total revenue in connection with such orders was recognized ratably over the applicable non-cancellable subscription term because of the continuous transfer of control to the customer. With the addition of TFC, such orders were considered cancellable, and therefore revenue recognized in connection with such orders was generally consistent with the amount invoiced for the relevant term of the order. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Revenues” on pages 37-39 of the Form 10-K.

For FY24, the addition of TFC for certain multi-year orders resulted in an actual $28 million reduction of contract assets and revenue, which represented approximately 1.5% of reported subscription services revenue in FY24 and was deemed immaterial. Separately, we estimate that FY24 subscription services revenue would have hypothetically been an additional $62 million higher had we not added TFC to certain master subscription agreements. Due to the immateriality of the actual revenue recognition adjustment in FY24 and the hypothetical nature of our estimate of what subscription services revenue might have been had we not made the TFC change, we do not believe material information was withheld from investors.

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Please contact me if you have any questions about our response.

Sincerely yours,
Veeva Systems Inc.

/s/ Tim Cabral
Tim Cabral
Interim Chief Financial Officer

cc:	Kristine Diamond, Chief Accounting Officer
Josh Faddis, SVP & General Counsel
Veeva Systems Inc.